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                              February 17, 2021

       Gordon Roth
       Chief Financial Officer
       Roth CH Acquisition III Co.
       888 San Clemente Drive, Suite 400
       Newport Beach, CA 92660

                                                        Re: Roth CH Acquisition
III Co.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 11,
2021
                                                            File No. 333-252044

       Dear Mr. Roth:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Form S-1 filed February 11, 2021

       General

   1. We note that the fee table on the facing page and your legality opinion indicate that the registration statement
is registering the shares underlying the warrants. We also note the disclosure in the
Exercise Price section of the Summary on page 11 that    [i]t is our current
                                                        intention to have an
effective and current registration statement covering the shares of common stock issuable
upon exercise of the warrants and a current prospectus relating to such shares of common
stock in effect promptly following consummation of an initial business combination.
 Please revise your disclosure throughout the prospectus to clarify that the registration
statement is registering the shares underlying the warrants.
 Gordon Roth
FirstName LastNameGordon
Roth CH Acquisition III Co. Roth
Comapany17,
February  NameRoth
            2021     CH Acquisition III Co.
February
Page 2 17, 2021 Page 2
FirstName LastName
       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Giovanni Caruso